EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS
PIM Highland Holding LLC and Subsidiaries
As of March 5, 2015 (unaudited) and December 31, 2014, and for the period from January 1, 2015 through March 5, 2015 (unaudited) and for each of the two years ended December 31, 2014 and 2013
With Report of Independent Auditors

PIM Highland Holding LLC and Subsidiaries
Consolidated Financial Statements
For the Period from January 1, 2015 through March 5, 2015 (unaudited) and for the Years Ended December 31, 2014 and 2013

Report of Independent Auditors

The Members
PIM Highland Holding LLC and subsidiaries
We have audited the accompanying consolidated financial statements of PIM Highland Holding LLC and subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2014 and the related consolidated statements of operations and comprehensive income (loss), members’ capital and cash flows for each of the two years in the period ended December 31, 2014 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PIM Highland Holding LLC and subsidiaries at December 31, 2014 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst &Young LLP

March 31, 2015

PIM Highland Holding LLC and Subsidiaries
Consolidated Balance Sheets
(in thousands)

	March 5,	December 31,
	2015	2014
	(unaudited)
Assets
Cash and cash equivalents	$25,499	$29,194
Restricted cash	109,919	113,871
Accounts receivable, net of allowance of $192 and $149, respectively	19,273	12,823
Inventories	1,960	1,920
Prepaid expenses	10,798	8,113
Other assets	1,360	2,278
Investment in hotel properties, net	1,196,247	1,197,862
Deferred costs, net of accumulated amortization of $14,678 and $14,585, respectively	1,680	1,773
Deferred tax assets, net	779	750
Intangible assets, net of accumulated amortization of $791 and $755, respectively	6,279	6,315
Due from third-party hotel managers	18,622	19,844
Total assets	$1,392,416	$1,394,743

Liabilities and members’ capital
Indebtedness and capital leases	$1,115,509	$1,116,383
Accounts payable and accrued expenses	42,540	36,565
Due to affiliates, net	2,526	5,192
Intangible liabilities, net of accumulated amortization of $619 and $591, respectively	7,096	7,125
Other liabilities	1,294	1,355
Total liabilities	1,168,965	1,166,620

Commitments and contingencies (Note 8)

Members’ capital
Preferred capital	89,032	86,802
Common capital	134,419	141,321
Total members’ capital	223,451	228,123
Total liabilities and members’ capital	$1,392,416	$1,394,743
See accompanying notes.

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands)

	Period from January 1 to March 5,	Year Ended December 31,
	2015	2014	2013
	(unaudited)
Revenue
Rooms	$53,989	$339,538	$305,906
Food and beverage	20,044	110,803	105,291
Other operating departments	2,583	15,925	15,186
Other	79	437	377
Total revenue	76,695	466,703	426,760

Costs and expenses
Rooms	12,309	73,824	67,926
Food and beverage	13,336	71,619	69,500
Other operating departments	26,065	142,136	132,183
Management fees	2,427	15,128	13,611
Property taxes, insurance and other	4,367	23,726	22,909
Depreciation and amortization	10,633	60,955	68,712
Impairment charge	—	—	6,158
Transaction acquisition costs and contract termination fees	—	—	16
General and administrative	812	4,392	4,118
Total expenses	69,949	391,780	385,133
Operating income	6,746	74,923	41,627

Interest income and other	16	53	69
Unrealized loss on derivatives	—	(44)	—
Interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees	(10,212)	(59,456)	(64,316)
Income (loss) before income taxes	(3,450)	15,476	(22,620)
Income tax expense	(1,222)	(4,294)	(1,345)
Net income (loss)	$(4,672)	$11,182	$(23,965)
Comprehensive income (loss)	$(4,672)	$11,182	$(23,965)
See accompanying notes.

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Members’ Capital
(unaudited, in thousands)

	Preferred Capital		Common Capital
	AHT	PRISA III	AHT	PRISA III	Total
Balance at January 1, 2013	$32,499	$32,499	$126,195	$49,713	$240,906
Net income (loss)	5,058	5,058	(24,450)	(9,631)	(23,965)
Balance at December 31, 2013	37,557	37,557	101,745	40,082	216,941
Net income (loss)	5,844	5,844	(363)	(143)	11,182
Balance at December 31, 2014	43,401	43,401	101,382	39,939	228,123
Net income (loss) (unaudited)	1,115	1,115	(4,951)	(1,951)	(4,672)
Balance at March 5, 2015 (unaudited)	$44,516	$44,516	$96,431	$37,988	$223,451
See accompanying notes.

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Period from January 1, 2015 through March 5, 2015	Year Ended December 31,
		2014	2013
	(unaudited)
Cash Flows from Operating activities
Net income (loss)	$(4,672)	$11,182	$(23,965)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,633	60,955	68,712
Impairment charge	—	—	6,158
Amortization of debt premiums/discounts, net	—	426	1,581
Amortization of deferred loan costs	90	1,679	5,066
Bad debt expense	(8)	315	—
Deferred tax expense (benefit)	(29)	129	(104)
Write-off of deferred costs, exit fees and intangible asset	—	—	92
Non-cash rent expense	3	23	9
Amortization of intangibles, net	8	45	48
Unrealized loss on derivatives	—	44	—
Change in assets and liabilities:
Restricted cash	3,952	(17,920)	15,941
Accounts receivable	(6,127)	469	3,151
Inventories	(40)	(77)	(107)
Prepaid expenses and other assets	(1,767)	1,388	293
Accounts payable and accrued expenses	4,421	(1,796)	181
Other liabilities	(64)	(724)	(1,460)
Due to affiliates, net	(2,666)	3,252	(1,171)
Due from third-party hotel managers	1,222	3,697	1,065
Due to third-party hotel managers	—	(231)	4
Net cash provided by operating activities	4,956	62,856	75,494

Cash Flows from Investing activities
Insurance proceeds related to property damage	137	1,476	1,638
Improvements and additions to hotel properties	(7,914)	(57,192)	(74,615)
Payment of initial franchise fees	—	—	(36)
Net cash used in investing activities	(7,777)	(55,716)	(73,013)

Cash Flows from Financing activities
Payments on indebtedness and capital lease	(874)	(5,304)	(5,938)
Payments of deferred costs and prepayment penalties	—	—	(17)
Payments for derivatives	—	(44)	—
Net cash provided by (used in) financing activities	(874)	(5,348)	(5,955)

Net change in cash and cash equivalents	(3,695)	1,792	(3,474)
Cash and cash equivalents at beginning of period	29,194	27,402	30,876
Cash and cash equivalents at end of period	$25,499	$29,194	$27,402

Supplemental Cash Flow information
Interest paid	$10,020	$57,793	$56,792
Income taxes paid	18	2,032	1,887
Supplemental Disclosure of Investing and Financing Activities
Accrued but unpaid capital expenditures	$2,916	$1,373	$4,163
Noncash additions to hotel properties	—	—	3,540
Noncash air rights lease	—	—	55
See accompanying notes.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements

As of March 5, 2015 and December 31, 2014, and for the Period from January 1, 2015 through March 5, 2015 and for Each of the Two Years Ended December 31, 2014 and 2013 (unaudited)

1. Organization and Business
Organization
On March 10, 2011, Ashford Hospitality Trust, Inc. ("AHT"), through a subsidiary, partnered with an affiliate of Prudential Real Estate Investors ("PREI"), PRISA III Investments ("PRISA III"), to form a joint venture, the PIM Highland Holding LLC (the "Company") to acquire a 28-hotel portfolio.
AHT and PREI had previously invested in two mezzanine loans (tranches 4 and 6) secured by the 28-hotel portfolio through two separate joint ventures. The mezzanine loans had been in default since August 2010. One of the joint ventures contributed 100% of its equity interests in a wholly owned subsidiary that held the note for tranche 6 to the Company for no consideration. The other joint venture contributed the interest it held in tranche 4 to the Company in exchange for common and preferred equity interests, which were immediately distributed to AHT and PRISA III. The preferred equity interest earns an accrued but unpaid 15% annual return with priority over common equity distributions. AHT and PREI III each invested additional cash of $150 million and $50 million, respectively, in the Company and received ownership interests of 71.74% and 28.26%, respectively, in the Company’s common equity. The Company acquired the 28-hotel portfolio through foreclosure of the mezzanine loan (tranche 6) and assumption of the senior debt and mezzanine loan tranches.
On December 14, 2014, AHT executed a Letter Agreement (the “Agreement”) with PRISA III. The Agreement was approved by the investment committee of PREI, the investment manager of PRISA III, and fully executed and delivered to AHT on December 15, 2014. Pursuant to the Agreement, AHT agreed to purchase and PRISA III agreed to sell (the “Transaction”) all of PRISA III’s right, title and interest in and to its approximately 28.26% interest in the Company. After the consummation of the Transaction, AHT will own 100% of the Company. The transaction closed on March 6, 2015.
The Company was co-managed by PREI and Ashford Hospitality Limited Partnership, the operating partnership of AHT, for its administrative functions and engaged third-party or affiliated hotel management companies to operate the hotels under management contracts. For the years ended December 31, 2014 and 2013, the Company paid management termination fees of $16,000 and $325,000, respectively. No management termination fees were paid in 2015. As of March 5, 2015 and December 31, 2014, Remington Lodging and Hospitality LLC ("Remington Lodging") managed 21 of the 28 hotel properties held by the Company. The remaining seven hotel properties were managed by Marriott International, Inc. ("Marriott") and Hyatt Hotels Corporation ("Hyatt") at six and one hotel, respectively. All major decisions related to the Company, including establishment of policies and operating procedures with respect to business affairs, incurring obligations and expenditures, were subject to the approval of an executive committee, which was comprised of four people with AHT and PRISA III each designating two of those people.
The structure of the Company was designed to allow the parents of its owners to continue to qualify as real estate investment trusts ("REIT"), which are generally not subject to federal income

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

taxes. In keeping with this objective, the Company operated its 28 properties through a taxable REIT subsidiary ("TRS") entity.
The members of the Company held the following ownership percentage interests:

Member	Preferred Equity	Common Equity
AHT	50.00%	71.74%
PRISA III	50.00%	28.26%
The following table (unaudited) represented certain information related to the Company’s properties:

		Service	Total
Hotel Property	Location	Type	Rooms
Courtyard by Marriott	Boston, MA	Select	315
Courtyard by Marriott	Denver, CO	Select	202
Courtyard by Marriott	Gaithersburg, MD	Select	210
Courtyard by Marriott	Savannah, GA	Select	156
Crowne Plaza	Atlanta, GA	Full	495
Hampton Inn	Parssippany, NJ	Select	152
Hilton	Boston, MA	Full	390
Hilton	Parssippany, NJ	Full	353
Hilton	Tampa, FL	Full	238
Hilton Garden Inn	Austin, TX	Select	254
Hilton Garden Inn	Baltimore, MD	Select	158
Hilton Garden Inn	Virginia Beach, VA	Select	176
Hyatt Regency	Hauppauge, NY	Full	358
Hyatt Regency	Savannah, GA	Full	351
Marriott	Irving, TX	Full	491
Marriott	Houston, TX	Full	300
Marriott	Omaha, NE	Full	300
Marriott	San Antonio, TX	Full	251
Marriott Residence Inn	Tampa, FL	Select	109
Renaissance	Nashville, TN	Full	673
Renaissance	Palm Springs, CA	Full	410
Renaissance	Portsmouth, VA	Full	249
Ritz-Carlton	Atlanta, GA	Full	444
Sheraton	Annapolis, MD	Full	196
Silversmith	Chicago, IL	Full	144
The Churchill	Washington, DC	Full	173
The Melrose	Washington, DC	Full	240
Westin	Princeton, NJ	Full	296
Total			8,084

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

2. Summary of Significant Accounting Policies
Allocations and Distributions
Under lender restrictions, no cash distributions were allowed to AHT and PRISA III (the "Members"). Upon removal of such restrictions, cash flow shall be distributed to the Members in the following order of priority: (a) first, to the Members pari passu, in accordance with their Default Capital Contribution Preferred Return Accounts, as defined in the Company’s operating agreement(the Agreement), until such accounts have been reduced to zero; (b) next, to the Members pari passu, in accordance with their Default Capital Contribution Accounts, as defined in the Agreement, in payment of their Default Capital Contributions, as defined in the Agreement, until such accounts have been reduced to zero; (c) next, to the Members pari passu, in accordance with the balances in their Preferred Equity Return Accounts, as defined in the Agreement, in payment of their Preferred Equity Returns, as defined in the Agreement, until such accounts have been reduced to zero; (d) next, to the Members pari passu, in accordance with the balances in their Preferred Equity Accounts, as defined in the Agreement, in payment of their Preferred Equity Contributions, as defined in the Agreement, until such accounts were reduced to zero; (e) next, to the Members pari passu, in accordance with their Percentage Interests, as defined in the Agreement, until Hypothetical Investor, as defined in the Agreement, would have received a 15% IRR had the distributions been made to Members and Hypothetical Member in accordance with the Hypothetical Percentage Interests, as defined in the Agreement; (f) next, until Hypothetical Investor would have received a 20% IRR, to the Members pari passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to 15% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; (g) next, until Hypothetical Investor would have received a 25% IRR, to the Members pari passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to the 20% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; and (h) next, to the Members pari passu, in accordance with their Hypothetical Percentage Interests, except that the amounts representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to 25% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT.
Net income or loss was allocated to the members in accordance with the previously described priority based upon how capital would be distributed to the Members using a hypothetical liquidation at book value.
Basis of Presentation
The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP") and include the consolidated accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements.
Use of Estimates
The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and held in banks and short-term investments with an initial maturity of three months or less when purchased.
Restricted Cash
Restricted cash includes reserves held in escrow for hotel renovations, normal replacements of furniture, fixtures and equipment, real estate taxes, and insurance, pursuant to certain requirements in the hotel management, franchise, and loan agreements. Restricted cash also includes cash reserved for debt service.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consists of amounts owed by guests staying in the hotels at March 5, 2015 and December 31, 2014, and amounts due from business customers or groups. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions and other relevant factors including specific reserves for certain accounts.
Inventories
Inventories, primarily consisting of food, beverage, and operating supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Investment in Hotel Properties
Investments in hotel properties are recorded and allocated to land, property, and equipment and identifiable intangible assets based on the fair value at the acquisition date in accordance with the applicable accounting guidance. Hotel properties are depreciated over the estimated useful life of the assets and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets. Hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 3 to 5 years for new furniture, fixtures and equipment acquired since March 10, 2011.
Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.
Assets Held For Sale and Discontinued Operations
The Company classifies assets as held for sale when we have obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if the disposal is a component

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

of an entity or group of components that represents a strategic shift that has (or will have) a major effect on our operations and cash flows.
Impairment of Investment in Hotel Properties
The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located, and/or it becomes more likely than not that a hotel property will be sold before its previously estimated useful life expires. When such conditions exist, the Company performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. In estimating the undiscounted cash flows, the Company makes many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, which considers capitalization rates, discount rates, and comparable selling prices. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property’s estimated fair market value is recorded and an impairment loss recognized. For the year ended December 31, 2013, impairment charges were $6.2 million. For the period from January 1, 2015 through March 5, 2015 and the year ended December 31, 2014, no such impairment charges were recognized.
Deferred Loan Costs
Deferred loan costs are recorded at cost and reported in deferred costs in the consolidated balance sheets. Amortization of deferred loan costs is computed using a method that approximates the effective interest method over the term of the related debt and is reported in interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees in the consolidated statements of operations and comprehensive income (loss). Amortization of deferred loan costs was approximately $90,000, $1.7 million and $5.1 million for the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, respectively.
Intangible Assets and Liabilities
Intangible assets and liabilities represent the assets and liabilities recorded on certain hotel properties’ ground lease contracts that were below or above market rates at the date of acquisition. These assets and liabilities are amortized using the straight-line method over the remaining terms of the respective lease contracts.
Due to/from Affiliates
Due to/from affiliates primarily represents current receivables and payables resulting from transactions with Remington Lodging and AHT. Due from affiliates results primarily from funds held by Remington Lodging to pay for shared costs incurred. Due to affiliates results primarily from hotel management fees, project management fees and reimbursements for certain property general and administrative costs with Remington Lodging. It also represents costs associated with the management of the day-to-day operations of the Company incurred by AHT, including corporate

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

administrative services such as accounting, insurance, marketing support, asset management, and other services customary to the operations of a national brand hotel concept. Both due to and due from affiliates are generally settled within a period not exceeding one year.
Due to/from Third-Party Hotel Managers
Due from third-party hotel managers primarily consists of amounts due from third-party hotel managers related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items. Due to third-party hotel managers primarily consists of shared costs related to property operations that are reimbursable to Hyatt.
Revenue Recognition
The Company’s revenues are derived from their operations and include revenues from the rental of rooms, food and beverage sales, telephone usage and other service revenue. Additionally, air rights lease income is earned on a certain hotel property. Revenue is recognized when rooms are occupied and services have been performed. Sales and occupancy taxes on such revenues are recognized net of associated revenues. Lease income on the air rights lease is recognized on a straight-line basis over the lease term and is included in other revenue in the consolidated statements of operations and other comprehensive income (loss). Cash received from customers in advance for events occurring after the end of the year has been recorded as deposits and is included in accounts payable and accrued expenses in the consolidated balance sheets. At March 5, 2015 and December 31, 2014, the Company had such deposits of $5.6 million and $4.4 million, respectively.
Advertising Costs
Advertising, promotional, sales, and marketing costs are charged to expense as incurred. The Company incurred advertising costs totaling $338,000, $1.8 million and $1.9 million for the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, respectively, which are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss).
Other Operating Departments
Other operating departments expenses primarily include advertising costs, utility costs, lease expense, incentive management fees, franchise fees and other hotel-level administrative expenses.
Income Taxes
Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses of its TRS. The tax consequences of other Company revenues and expenses, unrelated to the operation of the hotel properties, will accrue to the Members. Certain of these other revenues and expenses may be treated differently in the Company’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as the amounts reported in the Members’ income tax returns.
The “Income Taxes” Topic of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance requires us to determine whether tax positions we

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. The Company and its TRS file income tax returns in the U.S. federal jurisdiction and in various states. Tax years 2011 through 2015 remain subject to potential examination by certain federal and state taxing authorities. In September 2013, the Internal Revenue Service ("IRS") notified PIM Highland JV that its 2011 Federal partnership income tax return was selected for examination. In September 2014, the IRS issued a "no adjustments letter" indicating that the subject return was accepted as filed.
The Company accounts for federal and state income taxes of its TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and other respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
Other Comprehensive Income (Loss)
As there are no transactions requiring presentation in other comprehensive income (loss), but not in net income (loss), the Company’s net income (loss) equates to other comprehensive income (loss).
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Company’s services are sold, as well as the dispersion of customers across many geographic areas. Cash and cash equivalents are placed with reputable institutions, and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts. The Company has entered into interest rate derivatives with a financial institution and believes that the counterparty’s nonperformance risk is limited.
Fair Value of Financial Instruments
Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•
Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•	Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, due to affiliates, net, due from third-party hotel managers, and due to third-party hotel managers approximate their carrying values because of the short-term maturity of these financial instruments. The fair value of the mortgage and mezzanine indebtedness is determined by using future cash flows determined using a forward interest rate yield curve, discounted at the current replacement rate for these instruments. The current replacement rate was determined by using the index to which the financial instrument is tied, and adjusted for the credit spreads. The interest rate derivatives are not designated as cash flow hedges. Fair value of the interest rate derivatives are determined using the net present value of the expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of the Company and the counterparties. They are marked to market at the balance sheet date and included in other assets in the consolidated balance sheets. The changes in the fair value are recognized in earnings as unrealized loss on derivatives in the consolidated statements of operations and comprehensive income (loss). See Notes 6 and 11.
Recently Adopted Accounting Standards
In April 2014, the FASB issued accounting guidance that revises the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results, removing the lack of continuing involvement criteria and requiring discontinued operations reporting for the disposal of an equity method investment that meets the definition of discontinued operations. The update also requires expanded disclosures for discontinued operations, including disclosure of pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting. The new accounting guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. We adopted this accounting guidance on January 1, 2015. The adoption of this accounting guidance affects the presentation of our results of operations to the extent that the operations of disposed hotel properties are included in continuing operations.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

3. Investment in Hotel Properties
Investment in hotel properties consisted of the following (in thousands):

	March 5,	December 31,
	2015	2014
Land	$181,340	$181,340
Buildings and improvements	1,069,899	1,065,235
Furniture, fixtures, and equipment	107,665	100,687
Construction in progress	3,306	5,949
Total cost	1,362,210	1,353,211
Accumulated depreciation	(165,963)	(155,349)
Investment in hotel properties, net	$1,196,247	$1,197,862
The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes was approximately $1.1 billion and $1.2 billion at March 5, 2015 and December 31, 2014, respectively.
For the period from January 1, 2015 to March 5, 2015 and the years ended December 31, 2014 and 2013, the Company recognized depreciation expense of $10.6 million, $60.9 million and $68.5 million, respectively, including depreciation of assets under capital leases.
Construction in progress includes renovations at the hotel properties, which are expected to be completed at various dates throughout the subsequent fiscal year. At March 5, 2015 and December 31, 2014, $2.9 million and $1.4 million, respectively, of construction in progress was included in accounts payable and accrued expenses in the consolidated balance sheets.
In 2013, in connection with a series of agreements with the City of Nashville and Davidson County relating to the Nashville Renaissance hotel, the Company's leasehold interest in the Nashville Renaissance hotel was converted to fee simple ownership. The fair value of the land was approximately $3.5 million. See Note 8.
4. Impairment of Investment in Hotel Property
At December 31, 2013, the Sheraton hotel property in Annapolis, Maryland had a reasonable probability of being sold. Based on our assessment of the purchase price obtained from potential buyers, we recorded an impairment charge of $6.2 million for the year ended December 31, 2013. The impairment charge was based on methodologies discussed in Note 2, which are considered Level 3 valuation techniques. At December 31, 2013, the fair value of this property was approximately $3.5 million.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

5. Indebtedness and Capital Leases
Mortgage and mezzanine indebtedness and capital leases of the Company were as follows (in thousands):

				March 5,	December 31,
Indebtedness	Collateral	Maturity	Interest Rate	2015	2014
Mortgage loan (3)	25 hotels	March 9, 2015 (2)	LIBOR (1) + 3.00%	$424,000	$424,000
Mortgage loan (3)	25 hotels	March 9, 2015 (2)	LIBOR (1) + 3.00%	106,000	106,000
Mezzanine loan (5)	28 hotels	March 9, 2015 (2)	LIBOR (1)(4) + 6.00%	129,733	129,762
Mezzanine loan (5)	28 hotels	March 9, 2015 (2)	LIBOR (1)(4) + 7.00%	123,503	123,531
Mezzanine loan (5)	28 hotels	March 9, 2015 (2)	LIBOR (1)(4) + 9.50%	105,859	105,884
Mezzanine loan (5) (6)	28 hotels	March 9, 2015 (2)	LIBOR (1) + 2.00%	18,425	18,425
Mortgage loan	1 hotel	January 1, 2018	4.38%	99,343	99,795
Mortgage loan	2 hotels	January 1, 2018	4.44%	108,646	108,986
				1,115,509	1,116,383
________________________
(1) LIBOR rate at March 5, 2015 and December 31, 2014 was 0.175% and 0.171%, respectively.
(2) Each of these loans have a one-year extension option beginning March 9, 2015.
(3) These loans are secured by the same 25 hotel properties.
(4) These loans are subject to a LIBOR floor of 1%.
(5) These loans are secured by the Company’s equity interests in certain subsidiaries.
(6) The effective interest rate at March 5, 2015 and December 31, 2014 was 12.14%.
For the period from January 1, 2015 to March 5, 2015, no discount or premium amortization was recognized. During the year ended December 31, 2014 and 2013, the Company recognized discount amortization of $426,000 and $1.6 million, respectively. The amortization/accretion of the premiums/discount is computed using a method that approximates the effective interest method, which is included in interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees in the consolidated statements of operations and comprehensive income (loss).
On March 6, 2015, AHT refinanced $907.6 million of our mortgage loans.
Future scheduled principal payments of indebtedness and capital leases (before the exercise of any extension options), at March 5, 2015, were as follows (in thousands):

2015	$910,282
2016	3,847
2017	4,049
2018	197,331
2019	—
Total	$1,115,509
The Company was in compliance with all debt covenants at March 5, 2015. The assets and credit of certain of the Company's subsidiaries, which are separate legal entities, are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of the

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

Company, AHT, PREI, PRISA III, or any other person and the liabilities of such subsidiaries do not constitute the obligations of the Company, AHT, PREI or PRISA III.
6. Derivatives
On March 10, 2011 (Inception), the Company entered into five interest rate cap agreements with total notional amounts of $949.1 million to mitigate the interest rate risk of its floating-rate mortgage loans and mezzanine loans at a strike rate of 6% through March 2014, the related indebtedness maturities, for an up-front cost of $2.1 million. These interest rate derivatives were not designated as hedges. These interest rate derivatives matured and terminated in March 2014 and were replaced with five new interest rate cap agreements with total notional amounts of $909.0 million for an up-front cost of $44,000. The new interest rate derivatives mature on March 9, 2015, to coincide with the maturity of the related indebtedness. At March 5, 2015 and December 31, 2014, the interest rate caps had a fair value of zero, which was determined in accordance with authoritative accounting guidance.
The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities (Level 2 inputs). The Company also incorporates credit valuation adjustments (Level 3 inputs) to appropriately reflect both the Company’s nonperformance risk and the counterparty’s nonperformance risk in the fair value measurements. The Company has determined that when a majority of the inputs used to value the derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when the valuation adjustments associated with the derivatives utilize Level 3 inputs that the Company considers significant (10% or more) to the overall valuation of its derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. At March 5, 2015 and December 31, 2014, credit valuation adjustments utilizing Level 3 inputs used to determine the fair value was less than 10% of the overall valuation of the derivatives; therefore, the overall valuation is classified as using Level 2 inputs. During the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, the Company recorded unrealized losses of $0, $44,000 and $0, respectively, in the consolidated statements of operations and comprehensive income (loss) for the change in fair value of these interest rate caps.
At March 5, 2015 and December 31, 2014, the cost basis of interest rate derivatives for federal income tax purposes was approximately $0 and $7,000, respectively.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

7. Intangible Assets and Liabilities
The intangible assets and intangible liabilities at March 5, 2015 and December 31, 2014, represent the below-market-rate leases and above-market rate leases, respectively, that were determined based on the comparison of rent due under the ground lease contracts assumed in the acquisition to market rates for the remaining duration of the lease contracts and are amortized over their respective lease terms. These ground leases have expiration dates ranging from 2021 to 2059. For the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, net amortization expense related to intangibles was $8,000, $45,000 and $48,000, respectively.
In March 2013, the Company entered into a series of agreements with the city of Nashville and Davidson County relating to the Nashville Renaissance hotel that included converting the Company's leasehold interest in Nashville Renaissance hotel to fee simple ownership discussed in Note 8. As a result of these agreements, the unamortized remaining below-market intangible asset of $75,000 related to the Nashville Renaissance hotel was written off during the year ended December 31, 2013. There were no write-offs to intangible assets or intangible liabilities for the period from January 1, 2015 through March 5, 2015 and the year ended December 31, 2014.
In addition, the Company acquired the lessor position in an air rights lease for floors 26-31 of the 31 story Nashville Renaissance hotel in 2013. A below-market intangible liability was recorded in the amount of $55,000 in connection with the Nashville transactions. See Note 8. The amortization related to this intangible liability is included in other revenue for the period from January 1, 2015 through March 5, 2015 and for the years ended December 31, 2014 and 2013, respectively.
Estimated future net amortization expense for intangible assets and intangible liabilities (including the amortization of the air rights lease) for the each of the next five years is as follows (in thousands):

	Intangible Assets	Intangible Liabilities
2015	$165	$129
2016	201	158
2017	201	158
2018	201	158
2019	201	158
Thereafter	5,310	6,335
Total	$6,279	$7,096

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

8. Commitments and Contingencies
Ground and Building Leases
The Company leases the Portsmouth Renaissance hotel and adjoining conference center pursuant to two separate lease agreements, each with an initial term ending May 2049, with four ten-year renewal options and one nine-year renewal option. Base rent under the hotel lease is $50,000 per year. Annual percentage rent, if any, is equal to 100% of available net cash flow after payment of all hotel operating expenses, the base rent, real estate taxes, insurance, and a cumulative priority annual return to the Company of approximately $2.0 million, up to $200,000, then 50% of any remaining net cash flow until the landlord has been paid percentage (and additional) rent of $10 million in aggregate, and thereafter 10% of net cash flow annually. If the lease is sold or assigned, an additional rent payment equal to 50% of the net sales proceeds in excess of the capital investment in the hotel and unpaid annual return of 15% on the investment will be due (not in excess of $10.0 million less any percentage or additional rent previously paid to the landlord). Annual rent under the conference center lease is equal to the lesser of $75,000 per year or the maximum amount of rent allowable under tax regulations.
The Company leases the conference center and parking facility adjoining the Sugar Land Marriott hotel pursuant to a lease agreement with an initial term ending September 2102. The minimum rent is $1 per year, plus an incentive rent payment for the first 25 years of the term of the lease. If during any of those first 25 years the cumulative IRR on investment in the hotel exceeds 15%, then incentive rent is due in an amount equal to 36% of the net cash flow for the applicable year in excess of the amount of net cash flow that would be necessary to generate a cumulative IRR of 15%.
In March 2013, the Company entered into a series of agreements with the City of Nashville and Davidson County relating to the Nashville Renaissance hotel that included converting the Company's leasehold interest in the Nashville Renaissance hotel, which was set to expire in 2087, to fee simple ownership for $10, extending the current lease term of some adjacent facilities to 2112, and entering into a new, 30-year lease beginning January 2014, for 80,000 square feet of meeting space and pre-function space located at the existing Nashville Convention Center, which is adjacent to the hotel, the exclusive right to provide catering and audio/visual services for events in the meeting space, the obligation to invest $5.0 million in the renovation of the meeting space and the right to receive reimbursements of real estate taxes spent during the first five years of the meeting space lease, not to exceed the amount of capital expenditures. In consideration for this, the Company pays $1 per year plus 30% of the gross revenues from the catering and audio/visual services provided within the meeting space. The Company recorded the land at fair value of approximately $3.5 million in “Investments in hotel properties, net” on the consolidated balance sheet and recorded a deferred gain equal to the fair value of the land in “Other liabilities” on the consolidated balance sheet. The deferred gain is amortized over 15 years, the noncancelable portion of the meeting space lease. Furthermore, the Company is amortizing the $5.0 million obligation to renovate the meeting space, offset by any property tax credits received from the City of Nashville and Davidson County, over the noncancelable portion of the meeting space lease.
In addition, the Company acquired the lessor position in an air rights lease for floors 26-31 of the building. The lease income for the year ended December 31, 2014 and 2013, was $6,000 and

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

$5,000, respectively. There was no lease income recorded for the period from January 1, 2015 through March 5, 2015.
The Company leases the land underlying the Sheraton Annapolis hotel pursuant to a lease agreement with an initial term ending September 2059. Annual rent due under the lease is approximately $405,000 and increases each year over the remaining term of the lease by 40% of the increase in the Consumer Price Index ("CPI") for that year. In addition, the land will be appraised every five years and the annual rent will be increased to an amount equal to the product of the appraised value and 12%. However, annual rent will not be increased by an amount greater than 10% of the annual rent for the preceding year.
The Company leases the land underlying the Renaissance Palm Springs hotel pursuant to a sub-lease agreement with an initial term ending December 2059, with a 25-year renewal option. Annual rent due under the lease is the greater of base rent or percentage rent. Annual base rent is approximately $981,000. Base rent increases every five years over the remaining term of the lease by the increase in the CPI over that same five-year period; however, the increase in base rent every five years will not be increased by an amount greater than 30% of the base rent for the preceding five-year period. Annual percentage rent is equal to the sum of 4% of room gross receipts, 2% of food and beverage gross receipts, and 10% of tenant rentals.
The Company leases the land underlying the Princeton Westin Hotel pursuant to lease agreement with an initial term ending April 2056. All base rent in the aggregate amount of $5.3 million for the term of the lease was prepaid at commencement of the lease and is included in prepaid expenses in the consolidated balance sheets and is recognized as ground lease expense on a straight-line basis over the term of the lease. If tenant constructs or is deemed to have constructed buildings and structures on the land that is in excess of 261,800 square feet, Hotel Excess Area Rent Payment, as defined in the lease agreement, equal to $22.50 per square foot in excess of 261,800 is due.
For the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, the Company recognized total rent expense of $517,000, $3.1 million and $3.4 million, respectively, which is included in other operating departments on the consolidated statements of operations and comprehensive income (loss).
Future minimum rental payments required under these leases and other operating leases (excluding extension options) for each of the periods/years ending December 31 are as follows (in thousands):

Operating
Leases
2015	$1,445
2016	1,880
2017	1,827
2018	1,732
2019	1,713
Thereafter	63,335
Total	$71,932

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

At March 5, 2015, the Company had capital commitments of $16.3 million relating to general capital improvements that are expected to be paid the remaining portion of 2015.
Percentage and incentive rent is accrued when it becomes probable that the specified thresholds will be achieved. No percentage or incentive rent was recognized for the period from January 1, 2015 through March 5, 2015 and for the years ended December 31, 2014 and 2013, as the thresholds were not met.
Management Agreements
As of March 5, 2015, the hotel properties operated pursuant to long-term agreements with three management companies: Remington Lodging (21 hotels), Marriott (6 hotels), and Hyatt (1 hotel). These management agreements expire from 2021 to 2044. Each management company receives a base management fee generally between 1.5% and 7% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the hotels have received a priority return on their investment in the hotel. For the period from January 1, 2015 through March 5, 2015 and for the years ended December 31, 2014 and 2013, the Company recorded base management fees of $2.4 million, $15.1 million and $13.6 million, respectively, and incentive management fees of $401,000, $4.4 million and $2.2 million, respectively. The incentive management fees are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss).
Franchise Agreements
As of March 5, 2015, 18 of the 28 hotels operated pursuant to franchise agreements from national hotel companies. Pursuant to the franchise agreements, the hotels pay a royalty fee generally between 2.5% and 6% of room revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 1.0% and 4.0% of room revenues from the hotels. Seven of the hotel properties, consisting of the Hyatt Regency Savannah hotel, the Dallas/Fort Worth Airport Marriott hotel, the Nashville Renaissance hotel, the Ritz-Carlton Atlanta Downtown hotel, the Courtyard Boston Tremont hotel, the Courtyard Denver Airport hotel, and the Courtyard Gaithersburg Washingtonian Center hotel, are managed by Hyatt or Marriott. The management agreements for these seven hotel properties allow the hotel properties to operate under the respective brand. The other three hotel properties, consisting of the Churchill hotel, the Melrose hotel, and the Silversmith hotel, operate as independent hotels. Franchise fees were $2.9 million, $20.3 million and $18.2 million for the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, respectively, and are included in other operating departments expense on the consolidated statements of operations and comprehensive income (loss).
Property Improvement Reserves
Pursuant to its management, franchise, and loan agreements, the Company is required to establish a property improvement reserve for each hotel to cover the cost of replacing furniture, fixtures and equipment at the hotels. Contributions to the property improvement reserve are based on a percentage of gross revenues or receipts at each hotel, generally in the range of 4.75% to 6.75% of gross revenues each month over the term of the agreements.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

Litigation
The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss from these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, the Company does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on the consolidated financial position or results of operations. However, the final results of legal proceedings cannot be predicted with certainty and if the Company were to fail to prevail in one or more of these legal matters, and the associated realized losses exceed current estimates of the range of potential losses, the consolidated financial position or results of operations could be materially adversely affected in future periods.
9. Income Taxes
Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses from its TRS tenant operations. The Company's TRS recognized net book income of $3.0 million, $10.3 million and $2.5 million for the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, respectively.
The total income tax benefit (expense) consists of the following components (in thousands):

	Period from January 1 to March 5,	Year Ended December 31,
	2015	2014	2013
Current:
Federal	$(1,102)	$(3,470)	$(943)
State	(149)	(695)	(506)
	(1,251)	(4,165)	(1,449)
Deferred:
Federal	34	(42)	78
State	(5)	(87)	26
	29	(129)	104
Total income tax expense	$(1,222)	$(4,294)	$(1,345)
For the period from January 1, 2015 through March 5, 2015 and the years ended December 31, 2014 and 2013, income tax expense includes interest and penalties paid to taxing authorities of $0, $6,000 and $3,000, respectively. At March 5, 2015 and December 31, 2014, the Company determined that there were no amounts to accrue for interest and penalties due to taxing authorities.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

The following table reconciles the income tax expense at statutory rates to the actual income tax expense recorded (in thousands):

	Period from January 1 to March 5,	Year Ended December 31,
	2015	2014	2013
Income tax expense at federal statutory income tax rate of 35%	$(1,056)	$(3,593)	$(882)
State income tax expense, net of federal income tax benefit	(69)	(243)	(65)
Permanent differences	(12)	(10)	(68)
State and local income tax expense on pass-through entity subsidiaries	(3)	(65)	(1)
Gross receipts and margin taxes	(80)	(405)	(340)
Effect of federal graduated tax rates	—	29	(5)
Other	(2)	(7)	16
Total income tax expense	$(1,222)	$(4,294)	$(1,345)
The components of the deferred tax assets and liabilities of the Company and TRS were as follows (in thousands):

	March 5,	December 31,
	2015	2014
Accrued revenues	$(145)	$(141)
Accrued expenses	917	897
Prepaid expenses	(39)	(39)
Bad debt expense	72	56
Tax basis greater than book basis	(26)	(23)
Deferred tax assets, net	$779	$750
The type of temporary differences between the tax bases of assets and liabilities and their financial statement reporting amounts are attributable primarily to different methods used to recognize bad debt expense, accrued expenses and accrued revenues.
10. Related-Party Transactions
The Company has management agreements with Remington Lodging, an affiliate, which is owned by AHT's Chairman and Chief Executive Officer and AHT’s Chairman Emeritus. Under the agreements, we pay the affiliate a) monthly property management fees equal to the greater of $10,000 (CPI adjusted since 2011) or 3% of gross revenues as well as annual incentive management fees equal to the lesser of 1% of gross revenues or the amount by which Actual House Profit exceeds House Profit set forth in the Annual Operating Budget, as defined, b) project management fees of up to 4% of project costs, c) market service fees including purchasing, design and construction management not to exceed 16.5% of project budget cumulatively, including project management fees, and d) other general and administrative expense reimbursements to Remington Lodging, which are included in other operating departments expense.

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

At March 5, 2015, Remington Lodging managed 21 of the 28 hotels and we incurred the following fees related to the management agreements with the affiliate (in thousands):

	Period from January 1 to March 5,	Year Ended December 31,
	2015	2014	2013
Property management fees	$1,269	$8,470	$7,783
Incentive management fees	—	2,341	1,015
Market service and project management fees	622	4,576	7,020
Corporate general and administrative expense reimbursements	307	1,720	1,567
Total	$2,198	$17,107	$17,385
The Company also entered into an operating agreement with AHT to manage the day-to-day operations of the Company and provide corporate administrative services such as accounting, insurance, marketing support, asset management, and other services customary to the operations of a national brand hotel concept. For the period from January 1, 2015 and March 5, 2015, and the years ended December 31, 2014 and 2013, the Company incurred $699,000, $3.7 million and $3.7 million, respectively, for such services, which are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss). At March 5, 2015 and December 31, 2014, the Company had a net payable to AHT and its affiliates of $2.5 million and $5.2 million, respectively, included in due to affiliates, net, in the consolidated balance sheets.
The Company’s mortgage and mezzanine loans are non-recourse to the borrowers, except for customary exceptions, or carve-outs, that trigger recourse liability to the borrowers in certain limited instances. The recourse obligations typically include only the payment of costs and liabilities suffered by the lenders as a result of the occurrence of certain bad acts on the part of the borrower; however, in certain cases, the carve-outs could trigger recourse obligations on the part of the borrower with respect to repayment of all or a portion of the outstanding principal amount of the loans. AHT and PRISA III have entered into customary guaranty agreements pursuant to which they guaranty payment of any recourse liabilities of the borrowers that result from the non-recourse carve-outs (which include, but are not limited to, fraud, misrepresentation, willful conduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral and certain environmental liabilities).

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

11. Fair Value of Financial Measurements
The following summarizes the carrying amounts and estimated fair values of financial instruments (in thousands):

	March 5, 2015		December 31, 2014
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Financial assets:
Cash and cash equivalents	$25,499	$25,499	$29,194	$29,194
Restricted cash	109,919	109,919	113,871	113,871
Accounts receivable	19,273	19,273	12,823	12,823
Due from third-party hotel managers	18,622	18,622	19,844	19,844

Financial liabilities:
Indebtedness and capital leases	$1,115,509	$1,120,083	$1,116,383	$1,121,342
Accounts payable and accrued expenses	42,540	42,540	36,565	36,565
Due to affiliates, net	2,526	2,526	5,192	5,192
Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.
Accounts receivable, accounts payable and accrued expenses, due to/from affiliates, net and due to/from third-party hotel managers. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.
Indebtedness and capital leases. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. For the indebtedness valuations, the Company used estimated future cash flows discounted at applicable index forward curves adjusted for credit spreads. The carrying values of capital leases approximate their fair values due to the short duration remaining of these financial instruments. This is considered a Level 2 valuation technique.
12. Subsequent Events

On December 14, 2014, AHT executed a Letter Agreement (the “Agreement”) with PRISA III. The Agreement was approved by the investment committee of PREI, the investment manager of PRISA III, and fully executed and delivered to AHT on December 15, 2014. Pursuant to the Agreement, AHT agreed to purchase and PRISA III agreed to sell (the “Transaction”) all of PRISA III’s right, title and interest in and to its approximately 28.26% interest in the Company. After the consummation of the Transaction, AHT owned 100% of the Company. The transaction closed on

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (unaudited, continued)

March 6, 2015, for consideration of $250.1 million in cash. Subsequent to the close of the transaction, $907.5 million of our mortgage loans due March 9, 2015, with an outstanding balance of $907.5 million, were refinanced with $1.07 billion of a non-recourse mortgage loan due March 2017. The new loans provided for an interest rate of LIBOR plus 4.39%, with no LIBOR floor. The new loans were secured by 24 of the previous 25 hotel properties. The Sheraton Annapolis became unencumbered.